DC

764180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

02010977

NO ACT
P.E 1-9-02
1-08940

January 16, 2002

Jerry Witson
Hunton & Williams
200 Park Avenue
New York, NY 10166-0136

Act	1934
Section	14A-8
Rule	
Public Availability	1-16-2002

Re: Philip Morris Companies Inc.

Dear Mr. Witson:

This is in regard to your letter dated January 9, 2002 concerning the shareholder proposal submitted by Gregory N. Connolly for inclusion in Philip Morris' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Philip Morris therefore withdraws its December 17, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

cc: Gregory N. Connolly, D.M.D., M.P.H.
399 Common Street
Belmont, MA 02478

HUNTON & WILLIAMS

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

FILE NO: 54587.64

January 9, 2002

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Gregory N. Connolly

Dear Ms. Dubberly:

This letter is to advise you that the proponent of the above-referenced shareholder proposal has notified Philip Morris Companies Inc. (the "Issuer") that he is withdrawing the proposal. Attached is a letter dated January 7, 2001 [sic] from Gregory N. Connolly stating that he is withdrawing the proposal as primary filer and on behalf of the co-filers, The Medical Mission Sisters and The Immaculate Heart Missions. Accordingly, on behalf of the Issuer, I withdraw the Issuer's request for a no-action letter in connection with this proposal.

Very truly yours,

Jerry Whitson

Attachment

cc: G. Penn Holsenbeck

Gregory N. Connolly, D.M.D., M.P.H.
399 Common Street
Belmont, Massachusetts 02478

January 7, 2001

G. Penn Holsenbeck
Vice President, Associate
General Counsel & Corporate Secretary
Philip Morris Companies Inc.
120 Park Avenue
New York, N.Y. 10017-5592

Dear Mr. Holsenbeck:

Please be advised that I am withdrawing my proposal for inclusion in the 2002 Proxy Statement for the Company's upcoming annual meeting entitled "Philanthropy to include Monies for Victims and Families of Victims Who Have Died from Using Our Products." I am acting as the primary filer and acting on behalf of my co-filers and the Medical Mission Sisters and the Immaculate Heart Mission.

If you have any questions, please call me at (617) 484-3324.

Sincerely,

Gregory N. Connolly, D.M.D., M.P.H.

CC: Paul Neuhauser
Paula Dubberly (SEC)
Jerry Whitson
The Medical Mission Sisters
The Immaculate Heart Mission

HUNTON & WILLIAMS

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

December 17, 2001

FILE NO: 54587.000064

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Gregory N. Connolly

Dear Ms. Dubblery:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal stating "that shareholders request management to consider allocating at least 50% of our corporate philanthropy to help persons and families of those person [sic] who have developed lung cancer and other diseases from smoking our Company's products" (the "Proposal"). The Proposal was submitted by Gregory N. Connolly, D.M.D., M.P.H., the beneficial owner of 90 shares of the Company's common stock, and co-filed by (i) The Medical Mission Sisters, the beneficial owner of at least $2,000 worth of the Company's common stock and (ii) The Immaculate Heart Missions, beneficial owner of 12,200 shares of the Company's common stock (together, the "Proponents"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8[1], we request that the Division not recommend any enforcement action if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 25, 2002. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and its Supporting Statement.

[1] Unless otherwise noted, all references are to paragraphs of Rule 14a-8.

Grounds for Omission

The Proposal may be omitted from the Company's 2002 proxy materials for each of the following, separately sufficient, reasons:

(i) pursuant to paragraph (i)(7) because it pertains to the ordinary business operations of the Company;

(ii) pursuant to paragraph (i)(3) because it is contrary to Rule 14a-9; and

(iii) pursuant to paragraph (i)(6) because it is beyond the power of the Company to effectuate.

I. The Proposal pertains to the Company's ordinary business.

The Proposal may be excluded from the Company's proxy materials pursuant to paragraph (i)(7) because it deals with a matter relating to the conduct of the ordinary business operations of the Company. The Proposal relates to allocating a specific portion of the Company's philanthropic contributions to specified types of beneficiaries and thus falls squarely within a long line of no-action letters permitting exclusion of similar proposals.

In a series of recent no-action letters, the Division has consistently taken the position that a company's designation of specific recipients of its charitable contributions constitutes part of that company's ordinary business operations. See General Electric Company (January 16, 2001) (permitting exclusion of a proposal that the company contribute to a specified fund dedicated to eradicating land mines despite the fact that the company had manufactured raw materials for land mines); Comerica Inc. (April 17, 2000) (contributions to specific types of organizations are ordinary business matters); Kmart Corporation (February 24, 1999) (stockholder proposal relating to charitable contributions to specific types of organizations are ordinary business matters); Delta Air Lines, Inc. (July 29, 1999) (amount and recipients of charitable contributions made by the company are matters relating to ordinary business operations); The Walt Disney Co. (November 10, 1997) (charitable contributions directed to specific types of organizations are ordinary business matters); Pacific Gas and Electric Company (January 22, 1997) (charitable contributions to specific types of organizations are ordinary business matters); AT&T Corp. (January 21, 1997) (charitable contributions to specific types of organizations are ordinary business matters); Minnesota Power & Light Co. (January 8, 1997) (decisions as to how a company represents itself when making donations are matters relating to ordinary business operations); and SCEcorp (February 20, 1992) (the determination to commence contributions to a particular charity is a matter relating to the conduct of the company's ordinary business operations).

Since 1992, the Division has consistently taken the position that the decision to make or to cease making charitable contributions to a specific type of beneficiary is a matter of ordinary business even if the subject matter underlying the proposal raises a significant social policy issue: "[t]his position represents a reconsideration of earlier letters relating to shareholder proposals which requested issuers to commence contributions to a particular charity. The Division believes the staff position taken in earlier letters on this subject were in error." Pacific Telesis Group (February 20, 1992). In that instance, Pacific Telesis was allowed to exclude a proposal that a corporation resume contributions to Planned Parenthood Federation of America to fund teenage pregnancy prevention and education programs because donations to a specific charity are within the ordinary business exclusion despite the fact that the underlying subject matter -- abortion -- raises significant social policy issues. See also Corning Incorporated (February 2, 2000); Kmart Corporation (March 4, 1998); The Dow Chemical Company (February 18, 1998); International Business Machines Corporation (February 18, 1998); Weyerhaeuser Company (January 22, 1997); and Colgate-Palmolive Company (February 10, 1997) (proposals regarding charitable contributions to organizations that perform abortions relate to a company's ordinary business operations, i.e., contributions to specific types of organizations).

II. The Proposal is contrary to Rule 14a-9.

Paragraph (i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any SEC proxy rule or regulation, including Rule 14a-9.

The Proposal is so inherently vague and indefinite as to be subject to widely diverse interpretations by the Company and its shareholders. The Proposal requests that "at least 50% of our corporate philanthropy [be allocated] to help persons and families of those person [sic] who have developed lung cancer and other diseases from smoking our Company's products." Such a resolution is highly subjective and vague because it fails to specify how to implement the Proposal, if adopted. How is the Company to determine whom the beneficiaries of such philanthropy should be, the manner in which the contributions should "help" the intended beneficiaries, exactly what the eligibility criteria should be or the basis for determining amounts to be allocated to specific recipients? Is the Company to make grants directly to consumers of its products or to charitable organizations? How is the Company to allocate funds among recipients? These are questions the Company cannot determine from the Proposal and, consequently, neither the Company nor its shareholders are adequately informed of the action being proposed. The Proposal, if implemented, would require the Company to make these various determinations without guidance from the Proposal. Consequently, the Proposal would be subject to differing interpretations by the shareholders voting on it. See Philadelphia Electric Company (July 30, 1992); Eastman Kodak Company (February 8, 1991); and Wendy's International, Incorporated (February 6, 1990). In these letters, the Division determined that the proposals could be misleading because any action ultimately taken by a company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposals. In NYC Employees' Retirement System v. Brunswick Corp. 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated that "the proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal they are asked to vote."

III. The Proposal is beyond the power of the Company to effectuate.

Paragraph (i)(6) permits a company to omit a proposal if it is beyond the power of the company to effectuate. The Company believes that the proposal is beyond its power to effectuate because it is vague and subjective, as discussed above. See Anheuser-Busch Companies, Inc. (February 9, 1993) (proposal requesting the company make contributions only to little league organizations that give each child the same amount of playing time as practically possible was beyond the company's power to effectuate); International Business Machines Corporation (February 5, 1980) (proposal asking the company to furnish a "detailed policy paper on their individual commitment to demonstrated affirmative responsibility in their conduct of business" was beyond the company's power to effectuate because it would be impossible for either management or stockholders to comprehend precisely what compliance with the proposal would entail). Since the Proposal is inherently vague and indefinite, the Company believes that the Proposal is excludable under (i)(6).

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060. Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

Jerry Whitson

Enclosures

cc: G. Penn Holsenbeck
Gregory N. Connolly
The Medical Mission Sisters
The Immaculate Heart Missions

Philip Morris
Philanthropy to include Monies for Victims and Families of Victims
Who Have Died from Using Our Products

WHEREAS, according to the our Company's Web site (07/24/01), the Companies of Philip Morris spent "$125 million in 2000 alone...to help feed the body, ease suffering and nourish the spirit."

-At the same time our Company has been accused of spending far more than that in 2000 alone in an effort to improve our poor public image in the United States through television commercials and full-page advertisements detailing such philanthropic efforts. For instance, in an extended article detailing how our Company ran a 60-second television ad showing how Kraft provided food to Kosovar refugees, The Wall Street Journal reported (07/24/01) that the value of the food provided was estimated to be about $125,000. However, "Producers not involved in the project peg its cost at well over $1 million, excluding air time."

-Our Company has admitted that smoking {our} cigarettes causes lung cancer, a disease that kills 85% of those afflicted within five years of diagnosis.

-Our Company has been sued by individuals, classes of persons and the States' Attorney Generals for diseases caused by smoking, including lung cancer. We have agreed to pay billions of dollars in damages to settle the States' suits.

-We believe that, if our Company has spent almost $400 million to various hunger-relief organizations "to help feed the body," it would be appropriate that at least half of our philanthropy should be oriented "to help...ease suffering and nourish the spirit" of those individuals and members of families of those individuals who suffer or have suffered to the point of death from use of our Companies' own products.

-We also believe that the failure of our Company to care for the victims of our products as well as their survivors, such as children left orphaned, may increase our risk in the future for liability claims.

RESOLVED that shareholders request management to consider allocating at least 50% of our corporate philanthropy to help persons and families of those person who have developed lung cancer and other diseases from smoking our Company's products.

SUPPORTING STATEMENT

Our Company's efforts at philanthropy have been accused of being duplicitous as well as self-serving. Speaking of the Kosovar ad campaign, Peter Radford, Executive Director of the Center for Responsibility in Business, stated: "It's becoming very difficult to pick apart where there is more of a marketing effort than a true philanthropic effort."

Since our Company has admitted its products cause cancer and other diseases, and since we still generate more than 50% of our profits from these products which cause untold suffering and death, it would seem appropriate that the Company consider giving 50% of its philanthropy to those who used our products, who suffered and/or died from them, and especially their innocent survivors who may have never smoked.

We also recommend that the Company prepare media campaigns to be used in the press and television announcing that it is helping these victims so they and/or their survivors may apply for help.